April 28, 2026

Christian Weedbrook
Chief Executive Officer
Xanadu Quantum Technologies Limited
777 Bay Street, Suite 2400
Toronto, Ontario M5G 2C8
Canada

       Re: Xanadu Quantum Technologies Limited
           Registration Statement on Form F-1
           Filed April 23, 2026
           File No. 333-295256
Dear Christian Weedbrook:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mariam Mansaray at 202-551-6356 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Peter Byrne